SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Results of the Extraordinary General Meeting of Shareholders of
Kookmin Bank
On February 9, 2010, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held an extraordinary general meeting of shareholders, and the agenda item listed below was approved and ratified as originally proposed.
Agenda: Appointment of executive director
Details of the newly appointed executive director

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Gieui Choi (New appointment) (12/27/1956)	Senior Executive Vice President of Strategy Group, Kookmin Bank	• Senior Executive Vice President of Credit Group, Kookmin Bank

• Executive Vice President of Consumer Banking Division, Kookmin Bank

• General Manager of Human Resources Department, Kookmin Bank

• General Manager of Lottery Department, Kookmin Bank

		• General Manager of Young Tong branch, Kookmin Bank	• M.B.A., Helsinki School of Economics • M.A., Business Administration, Graduate School, Changwon National University • B.A. in Political Science and Diplomacy, Donga University • Busannam High School	Republic of Korea	3 years

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: February 9, 2010	By: /s/ Kap Shin
(Signature)
Name: Kap Shin
Title: Deputy President & CFO